Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30,
(Thousands of Dollars)	2018	2017

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$811,690	$746,650
Exploration and Production and Other Revenues	569,860	629,350
Pipeline and Storage and Gathering Revenues	208,860	209,416
	1,590,410	1,585,416

Operating Expenses:
Purchased Gas	333,759	265,163
Operation and Maintenance:
Utility and Energy Marketing	198,894	199,834
Exploration and Production and Other	149,215	138,388
Pipeline and Storage and Gathering	96,633	93,493
Property, Franchise and Other Taxes	84,872	84,159
Depreciation, Depletion and Amortization	233,185	224,929
Impairment of Oil and Gas Producing Properties	—	32,756
	1,096,558	1,038,722

Operating Income	493,852	546,694

Other Income (Expense):
Interest Income	6,176	4,439
Other Income	5,807	7,375
Interest Expense on Long-Term Debt	(111,642)	(116,324)
Other Interest Expense	(3,428)	(2,439)

Income Before Income Taxes	390,765	439,745

Income Tax Expense (Benefit)	(8,338)	164,286

Net Income Available for Common Stock	$399,103	$275,459

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$4.66	$3.23

Diluted:
Net Income Available for Common Stock	$4.62	$3.21

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	85,719,552	85,239,850

Used in Diluted Calculation	86,333,307	85,881,424